MUSCLE MAKER, INC.

308 East Renfro Street, Suite 101

Burleson, Texas 76028

(682) 708-8250

December 27, 2019

Via Edgar

Scott Anderegg, Staff Attorney

United State Securities and Exchange Commission

Washington, D.C. 20549

Re:	Muscle Maker, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 16, 2019
File No. 333-235283

Dear Mr. Anderegg:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated December 24, 2019 (the “Comment Letter”) relating to the Registration Statement on Form S-1 filed December 16, 2019 (the “Registration Statement”) of Muscle Maker Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

Amendment No. 1 to Registration Statement on Form S-1

General

1. With respect to your resale prospectus, please revise to address the following:

●	Please ensure that your principal stockholder table and selling stockholder tables are consistent. For example, it appears that Messrs. Southall and Mohan are selling stockholders, however, the selling stockholder table does not reflect the amount of shares it appears they will beneficially own after the resale offering, based upon the number of shares reflected in the principal stockholder table.

●	Explain how you have arrived at the number of shares you are registering for resale, as the amounts discussed under “Shares registered for resale” discussing the December 5, 2019 conversions total an amount less than the 6,313,886 shares you are registering.

Response

We have updated the table to reflect the amount of shares that Messrs. Southall and Mohan will beneficially own following the resale offering.

We are registering a total of 6,313,886 for resale which includes 4,055,683 shares of common stock and 2,258,202 shares of common stock issuable upon exercise of common stock purchase warrants. The shares being registered were issued in connection with the conversion of the 15% Notes, 12% Notes and the Six Month Convertible Promissory Notes as described on page 1 and 2 of the Selling Stockholder Prospectus. In addition, we are also registered the shares of common stock underlying the warrants issued in connection with the 15% Notes, 12% Notes and the Six Month Convertible Promissory Notes.

	Conversion Shares	Warrant Shares

15% Notes	2,309,500	1,154,750

15% Notes (non-conversion)	-0-	214,285	(1)

12% Notes	1,353,333	676,667

Six Month Notes	392,850	200,000

Six Month Notes(non-conversion)	-0-	12,500	(2)

Total	4,055,683	2,258,202

(1)	As disclosed on page 1 of the Selling Stockholder Prospectus, $450,000 of the 15% Notes did not convert into shares of common stock. We intend to payoff such 15% Notes at the closing of our public offering and, as a result, we are not registering shares of common stock in connection with the conversion of such 15% Notes. However, assuming an offering price of $6.00 per share, such holders will continue to hold warrants to acquire 214,285, which are included in the resale table.

(2)	$25,000 of the Six Month Notes did not convert into shares of common stock. We intend to payoff such Six Month Notes at the closing of our public offering and, as a result, we are not registering shares of common stock in connection with the conversion of such Six Month Notes. However, assuming an offering price of $6.00 per share, such holder will continue to hold warrants to acquire 12,500, which are included in the resale table.

We revised the disclosure on page 1 and 2 of the Selling Stockholder Prospectus to reflect the above.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Sincerely,

Ferdinand Groenewald, CFO

cc: Stephen M. Fleming, Esq.